UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Arabella Exploration, Inc.
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G5693V 105
(CUSIP Number)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5693V 105	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON BBS Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER 3,278,428 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 3,278,428 (1)
PERSON	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.2%
12	TYPE OF REPORTING PERSON* PN

(1) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON BBS Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,278,428(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON	8	SHARED DISPOSITIVE POWER 3,278,428 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.2%
12	TYPE OF REPORTING PERSON* PN, IA

(1) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON BBS Capital GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,278,428(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON	8	SHARED DISPOSITIVE POWER 3,278,428 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.2%
12	TYPE OF REPORTING PERSON* PN

(1) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON BBS Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,278,428(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON	8	SHARED DISPOSITIVE POWER 3,278,428 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,278,428 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.2%
12	TYPE OF REPORTING PERSON* OO

(1) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Berke Bakay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 33,927 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,278,428(2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 33,927 (1)
PERSON	8	SHARED DISPOSITIVE POWER 3,278,428 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,312,355(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 41.5%
12	TYPE OF REPORTING PERSON* IN

(1) Includes 25,000 shares issuable upon exercise of 25,000 options that are exercisable within 60 days of December 31, 2014. The options are exercisable at $6.15 per share and expire on May 5, 2019.

(2) Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the reporting person. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 7 of 10 Pages

Item 1.

(a)	Name of Issuer:

Arabella Exploration, Inc.

(b)	Address of Issuer's Principal Executive Offices:

500 W. Texas Avenue Suite 1450 Midland, Texas 79701

Item 2.

(a)	Name of Person Filing:	BBS Capital Fund, LP (the “Fund”) BBS Capital Management, LP (“BBS Management”) BBS Capital GP, LP (“BBS GP”) BBS Capital, LLC (“BBS Capital”) Berke Bakay

(b)	Address of Principal Business Office or if none, Residence:

All filing persons: 5524 E. Estrid Ave. Scottsdale, AZ 85254

(c)	Citizenship:	The Fund—Delaware BBS Management—Texas BBSGP—Texas BBS Capital—Texas Berke Bakay—United States of America

(d)	Title of Class of Securities:	Ordinary Shares, $0.001 par value

(e)	CUSIP Number:	G5693V105

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

The Fund—3,278,428. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Fund. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

BBS Management—3,278,428. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Fund. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

CUSIP No. G5693V 105	13G/A	Page 8 of 10 Pages

BBS GP—3,278,428. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Fund. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

BBS Capital—3,278,428. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Fund. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption.

Berke Bakay—3,312,355. Includes 2,932,500 shares issuable upon exercise of 2,932,500 ordinary share purchase warrants owned by the Fund. Each warrant is exercisable for one ordinary share of the Issuer at an exercise price of $5.00 per share commencing on December 24, 2013 and will expire on the earlier of (i) December 24, 2016 and (ii) their redemption. Also includes 25,000 shares issuable upon exercise of 25,000 options that are exercisable within 60 days of December 31, 2014. The options are exercisable at $6.15 per share and expire on May 5, 2019.

The Fund has the sole power to vote and dispose of the ordinary shares it holds. BBS Management, as the investment manager of the Fund, has the shared power to vote and dispose of the ordinary shares held by the Fund. BBS GP, as the general partner of the Fund, has the shared power to vote and dispose of the ordinary shares held by the Fund. BBS Capital, as the general partner of BBS Management and BBS GP, has the shared power to vote and dispose of the ordinary shares held by the Fund. Berke Bakay, as the manager of BBS Capital, has the shared power to vote and dispose of the ordinary shares held by the Fund and the sole power to vote the 8,927 ordinary shares he owns.

(b)	Percent of Class:

The Fund—41.2%.

BBS Management—41.2%.

BBS GP—41.2%.

BBS Capital—41.2%.

Berke Bakay—41.5%.

The percentages are calculated based on 5,020,303 ordinary shares outstanding as of December 26, 2013.

CUSIP No. G5693V 105	13G/A	Page 9 of 10 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

The Fund—3,278,428

BBS Management—0

BBS GP—0

BBS Capital—0

Berke Bakay—33,927

(ii)	shared power to vote or to direct the vote:

The Fund—0

BBS Management—3,278,428

BBS GP—3,278,428

BBS Capital—3,278,428

Berke Bakay—3,278,428

(iii)	sole power to dispose or to direct the disposition of:

The Fund—3,278,428

BBS Management—0

BBS GP—0

BBS Capital—0

Berke Bakay—33,927

(iv)	shared power to dispose or to direct the disposition of:

The Fund—0

BBS Management—3,278,428

BBS GP—3,278,428

BBS Capital—3,278,428

Berke Bakay—3,278,428

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G5693V 105	13G/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

BBS CAPITAL FUND, LP By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL MANAGEMENT, LP By: BBS Capital, LLC, its general partner

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL GP, LP

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

BBS CAPITAL, LLC

By:	/s/ Berke Bakay
Name: Berke Bakay
Title: Manager

/s/ Berke Bakay
Berke Bakay